Exhibit (i)

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

dMY Technology Group, Inc. VI

(Exact name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of filing fee (2)

Fees to Be Paid	$664,172	0.00011020	$73.19

Fees Previously Paid	$246,435,828	0.00011020	$27,157.23

Total Transaction Valuation	$247,100,000 (1)

Total Fees due for Filing			$27,230.42

Total Fees Previously Paid			—

Total Fee Offsets			$27,157.23 (3)

Net Fee Due			$73.19

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 24,150,000 outstanding shares of Class A common stock of dMY Technology Group, Inc. VI, par value $0.0001 per share, at the tender offer price of approximately $10.231888 per share at the Closing (as defined in the Offer to Purchase).

(2)	The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $110.20 for each $1,000,000 of the value of the transaction.
(3)	Previously paid with the Schedule TO and Schedule TO-I/A filed by dMY Technology Group, Inc. VI with the Securities Exchange Commission on December 30, 2022 and January 26, 2023, respectively.